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[LOGO - IPSCO]                                                  NEWS RELEASE

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FOR IMMEDIATE RELEASE

                         IPSCO ANNOUNCES CASH DIVIDENDS

[LISLE, ILLINOIS] [February 7, 2003] -- IPSCO Inc. (NYSE/TSE:IPS) announced today a cash dividend on its common shares of $0.05 (Canadian) per share payable March 31, 2003 to shareholders of record at the close of business on March 10, 2003. The Company also announced a cash dividend of $0.34375 (Canadian) per Cumulative Redeemable First Preferred Share, Series 1 payable May 15, 2003 to shareholders of record at the close of business on April 30, 2003.

For further information on IPSCO, please visit the company's web site at WWW.IPSCO.COM.

Company Contact:
John Comrie
Director, Trade Policy and Communications
IPSCO
Tel. (630) 810-4730 Release #03-05


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